INCENTIVE STOCK OPTION AGREEMENT OF
                         RRUN VENTURES NETWORK INC.
                            A Nevada Corporation


This AGREEMENT is made between RRUN Ventures Network Inc., having its principal place of business at 4th Floor, 62 W.8th, Vancouver, BC V5Y 1M7 (hereinafter referred to as "Employer"), and Saya Kyvrikosaios (hereinafter referred to as "Employee").

1.  Option Granted

Employer hereby grants Employee an option to purchase 100,000 shares of RRUN Ventures Network Inc. Common Stock at a purchase price of $0.10 per share. Notwithstanding anything to the contrary contained herein, from the date of execution of this Agreement, Employee shall be entitled to exercise this option only to the extent of:

50,000 shares immediately,
25,000 shares at the end of 3 months,
6,250 shares at the end of 9 months,
6,250 shares at the end of 15 months,
6,250 shares at the end of 21 months, and 6,250 shares at the end of 27 months.

Upon termination of employment for any reason, any unexercised portion of this option, other than shares that Employee would have been entitled to purchase at the time of such termination, shall be cancelled and not available for purchase by Employee.

2.  Time of Exercise of Option
Employee may exercise the option granted herein at any time, and from time to time, until termination of the option as provided herein, so long as at all times, beginning with the date of the grant of this option and ending 3 months prior to the date of exercise, or 12 months prior to the date of exercise if the employee is disabled within the meaning of Internal Revenue Code Section 22(e)(3), Employee remains employed. For purposes of this agreement, "employment" means that Employee is employed by Employer, a parent or subsidiary corporation of Employer, or a corporation, or a parent or subsidiary corporation of such a corporation issuing or assuming a stock option in a transaction to which Internal Revenue Code Section 425(a) applies.

3.  Method of Exercise
This option shall be exercised by written notice delivered to Employer at its principal place of business, stating the number of shares for which the option is being exercised. The notice must be accompanied by a check or other method of payment acceptable to the Plan Administrator for the amount of the purchase price, and comply with all the requirements of the Stock Option Plan of Employer dated September 1, 2001, attached hereto and made a part hereof by this reference.

4.  Capital Adjustments
(a)	The existence of this option shall not affect in any way the right or power of Employer or its stockholders to: (1) make or authorize any or all adjustments, recapitalizations, reorganizations, or other changes in Employer's capital structure or its business; (2) enter into any merger or consolidation; (3) issue any bonds, debentures, preferred or prior preference stocks ahead of or affecting the common stock or the rights thereof, (4) issue any securities convertible into any common stock, (5) issue any rights, options, or warrants to purchase any common stock, (6) dissolve or liquidate Employer, (7) sell or transfer all or any part of its assets or business, or (8) take any other corporate act or proceedings, whether of a similar character or otherwise.

(b)	The shares with respect to which this option is granted are
shares of the common stock of Employer as presently constituted, but if and whenever, prior to the delivery by Employer of all the shares of the stock with respect to which this option is granted, Employer shall effect a subdivision or consolidation of shares or other capital readjustment, the payment of a stock dividend, or other increase or reduction of the number of shares of the stock outstanding without receiving compensation therefor in money, services, or property, the number of shares of stock then remaining subject to this option shall: (1) in the event of an increase in the number of outstanding shares, be proportionately increased, and the cash consideration payable per share shall be proportionately reduced; or
(2) in the event of a reduction in the number of outstanding shares, be proportionately reduced, and the cash consideration payable per share shall be proportionately increased.

5.  Merger and Consolidation
(a)	Following the merger of one or more corporations into Employer or any consolidation of Employer and one or more corporations in which Employer is the surviving corporation, the exercise of this option shall apply to the shares of the surviving corporation.

(b)	Notwithstanding any other provision of this agreement, this
option shall terminate on the dissolution or liquidation of Employer, or on any merger or consolidation in which Employer is not the surviving corporation.

6.  Transfer of this Option
During Employee's lifetime, this option shall be exercisable only by Employee. This option shall not be transferable by Employee other than by the laws of descent and distribution upon Employee's death. In the event of Employee's death during employment or during the applicable period after termination of employment specified in Paragraph 2 above, Employee's personal representatives may exercise any portion of this option that remains unexercised at the time of Employee's death, provided that any such exercise must be made, if at all, during the period within one year after Employee's death, and subject to the option termination date specified in Paragraph 7(c) below.

7.  Termination of Option
This option shall terminate on the earliest of the following dates:

(a)	The expiration of 5 days from the date of Employee's termination of employment, as defined in Paragraph 2 above, due to dismissal for cause, except for termination due to death or permanent and total disability;

(b)	The expiration of three months from the date of Employee's
termination of employment, as defined in Paragraph 2 above, except for termination due to death or permanent and total disability;

(c)	The expiration of 12 months from the date on which Employee's employment, as defined in Paragraph 2 above, is terminated due to permanent and total disability, as defined in Internal Revenue Code
Section 22(e)(3); or

(d)	3 years from the date hereof.

8.  Rights as Shareholder
Employee will not be deemed to be a holder of any shares pursuant to the exercise of this option until he or she pays the option price and a stock certificate is delivered to him or her for those shares. No adjustment shall be made for dividends or other rights for which the record date is prior to the date the stock certificate is delivered.

9. Integration with Employer's Stock Option Plan
All of the terms and conditions of Employer's Stock Option Plan, attached hereto and made a part hereof by this reference, are specifically made a part of this agreement and shall control with regard to the interpretation or construction of any provision that is inconsistent herewith.


IN WITNESS WHEREOF, the parties hereto have executed this Agreement this 5th day of September, 2001.


EMPLOYER:
RRUN VENTURES NETWORK INC.

/s/ Edwin Kwong
---------------
Its: Plan Administrator

EMPLOYEE:

/s/ Saya Kyvrikosaios
---------------------
Saya Kyvrikosaios